

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 21, 2016

Paul Feldman
Chief Executive Officer
Force Protection Video Equipment Corp.
140 Iowa Lane, Suite 101
Cary, North Carolina 27511

> **Re:** **Force Protection Video Equipment Corp.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2015**
> **File No. 333-208720**

Dear Mr. Feldman:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the RDW Additional Financings are contingent upon satisfaction of certain Equity Conditions and upon the status of the First RDW Note or any Additional RDW Note. It appears that satisfaction of some of these conditions may be within RDW's control and that RDW does not appear to be irrevocably bound to fund the RDW Additional Financings. Please provide us with your analysis as to your eligibility to register the resale of common stock underlying the RDW Additional Financings at this time, or amend your registration statement to remove these shares. See Securities Act Sections Compliance and Disclosure Interpretations Question 139.11.

2. Please tell us which provision of Rule 415 you are relying on to conduct this offering and provide us with your analysis as to your ability to rely on such provision. Please also

note that an at-the-market resale offering under Rule 415 is not available for registrants that are quoted on the OTC Pink Sheets.

3. Being quoted on the OTC Pink marketplace does not satisfy our requirement that there be an established public trading market for secondary at-the-market offerings for purposes of identifying the offering price or price range on the prospectus cover page. See Item 501(b)(3) of Regulation S-K. Please revise the filing, providing a fixed price or range for this offering until you are listed on an exchange or you are quoted on the OTC Bulletin Board, the OTCQX, or the OTCQB.

4. Please file, as an exhibit, the consent of Baum & Company P.A. See Item 601(b) of Regulation S-K.

Prospectus Cover Page, page 3

5. You are registering "approximately three times the shares of common stock that will likely be issuable to the Selling Stockholder." In determining the number of shares to register, you must make a good-faith estimate of the maximum number of shares that you may issue on conversion. Please provide an analysis on how you arrived at the number of shares being registered. Please refer to Securities Act Sections Compliance and Disclosure Question 139.10.

6. On page 3, you state that RDW Capital, LLC is an underwriter, and, on page 33, you state that RDW Capital, LLC "may be deemed to be" an underwriter. Please revise the second statement, clarifying that RDW Capital, LLC is an underwriter, or advise.

7. Please revise the statement that you are listed on the OTC Bulletin Board, or advise.

Emerging Growth Company, page 7

8. We note your disclosure that you are an emerging growth company. We also note that under your original name, M Street Gallery, Inc., you filed a registration statement on Form S-1 that went effective on September 12, 2011. Please refer to Question 24 of the Generally Applicable Questions on Title I of the Jumpstart Our Business Startups Act, available on our website, and provide us with your analysis regarding your eligibility to qualify as an emerging growth company.

RDW Financing, page 8

9. We note that you have an agreement with Cater, Terry & Company, a registered broker-dealer, according to which it will receive share-based commission, cash fees, or both in connection with notes funded by RDW Capital, LLC. Please explain why Cater, Terry & Company should not be listed as an underwriter. See Securities Act Sections Compliance and Disclosure Interpretations Question 139.22.

Paul Feldman
Force Protection Video Equipment Corp.
January 21, 2016
Page 3

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

                                        Sincerely,

                                        /s/ Lisa M. Kohl for

                                        Mara L. Ransom
                                        Assistant Director
                                        Office of Consumer Products

cc: Brenda Hamilton, Esq.